UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                       Amendment Number 6
                               to
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 UgoMedia Interactive Corporation
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0470239
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


3200 Polaris Ave., Suites 27, 28                89102
              & 29
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 876-3004


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 4,938,000 issued and outstanding as of December 31, 2001.



PAGE-1-



                        TABLE OF CONTENTS

                                                              Page

Part I......................................                    3

      Item  Description of Business......................       3
      1.

      Item  Management's Discussion and Analysis and Plan of    8
      2.    Operation........

      Item  Description of Property.......................     11
      3.

      Item  Security Ownership of                              11
      4.    Management.................

      Item  Directors and Executive                            12
      5.    Officers....................

      Item  Executive Compensation.......................      14
      6.

      Item  Certain Relationships and Related                  14
      7.    Transactions...............

      Item  Description of                                     15
      8.    Securities........................

Part II........................................                17

      Item  Market for Common Equity and Related Stockholder   17
      1.    Matters.......

      Item  Legal Proceedings.........................         17
      2.

      Item  Changes in and Disagreements with                  17
      3.    Accountants............

      Item  Recent Sales of Unregistered                       17
      4.    Securities..................

      Item  Indemnification of Directors and                   19
      5.    Officers...............

Part F/S.....................................                  22

      Item  Financial Statements........................       F-1
      1.

Part III......................................                 37

      Item  Index to Exhibits...........................       37
      1.



PAGE-2-



                   Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                             Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the OTCBBr.



PAGE-3-



Item 1.     Description of Business

A.     Business Development and Summary

  We were formed as a Nevada Corporation on August 22, 2000 under the name UgoMedia Interactive Corporation. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We   are  an  Internet  design  and  networking  company.   Our
principal business objective is to provide our corporate clients with the advertising, computer networking and communication services they desire.

During the year ended December 31, 2001, had revenues of $440,376 and we incurred operating losses of $128,514. In addition, as of December 31, 2001, we had only $31,129 of current cash available. This is only sufficient to meet our needs for the next 6 months. We will need at least $100,000 to continue operations for the next 12 months. Further, in order to implement our planned business and potentially become profitable, we need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated in their audit report dated December 31, 2001 that there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan.


  Asset Purchase Agreement

  On April 1, 2001, we agreed to acquire the customers and employees of Digitalink Company, a sole proprietorship that provided computer networking services owned by Dennis Szymczak, an officer and director of UgoMedia. Mr. Szymczak has been involved with UgoMedia since its inception as Chief Technology Officer, director and founding shareholder. Mr. Szymczak currently serves as the Treasurer and Chief Financial Officer of UgoMedia.

  Prior to the transaction, Digitalink referred Internet designing and hosting clients to us. In exchange, we referred clients who sought networking services to Digitalink. There were no formal or informal agreements to do so, nor were there any such agreements to merge Digitalink with UgoMedia until the presidents of both entities decided to do so. The transaction was effectuated due to a mutual desire to expand the breadth of services that, individually, each company would be unable to offer.



PAGE-4-



     Acquisition of Assets

  On  April  24,  2001, we entered into an agreement  with  Micor
EDC, Inc., whereby we received certain assets from Micor. In exchange, we agreed to repair or upgrade the offices that Micor previously occupied, and in which we now reside at 3200 Polaris Avenue. The following table lists the furniture obtained from Micor.

                                      Item               Quantity
                                      -------            --------
                                      Desk                   8
                                      Conference Table       1
                                      Filing Cabinets       16
                                      Tables (including      4
                                      end tables)
                                      Chairs                34

  Our business is sensitive to changes in the economy and technological advances. Our success depends largely upon the marketing and advertising budgets of businesses. Prolonged
economic   downturns  could  force  companies  to  reduce   their
allocated marketing and advertising budgets, which could harm future business conditions. In addition, we must remain abreast of changes in the consumer marketplace and familiarize ourselves with advances in graphic design and computer technology. Our business will suffer if we are unable to offer clients the latest technology in our services to attract consumers.

B.     Business of Issuer

  (1)  Principal services and principal markets

Principal Services

  We are an interactive-services and media company designing, creating and marketing the following core services:

  1.   Marketing & advertising services;

  2.   Interactive web site design, development and implementation;

  3.   Web site hosting; and

  4.   Network consulting and development.

     Marketing & advertising services

  We provide clients with creative ways of integrating the Internet into their marketing and advertising strategies. Our goal is to assist clients create a corporate image, and to market that image through online marketing and cross-media advertising campaigns. We work closely with our clients and conduct all necessary research and analysis to determine their target audience and identify the appropriate marketing and advertising strategies to utilize. If requested, we help our clients implement those strategies through our own capabilities, or refer the services of another knowledgeable firm.



PAGE-5-



     Interactive web site design, development and implementation

  We create user-intuitive and navigable web sites based on an examination of a client's business, goals and strategies. Our creative, technical and marketing staff plans, designs and builds web sites to attract our clients' target audiences. Each web site we design is specific to a client's needs, and incorporates the latest software and technology, such as ActionScript, ASP, CGI, ColdFusion, MSP, XML and more. Often, clients that utilize our marketing services contract us to design their web presence.

     Web site hosting

  In addition to developing a client's corporate image, marketing and advertising campaigns and Internet presence, we provide web site hosting services. Our hosting services developed out of the demand from previous web site development clients to provide the ability to host and maintain their sites. These services can be tailored to the size and scope of a client's Internet strategy. We offer web-hosting packages from starter packages priced at $14.95 monthly up to high-end hosting services priced at over $1,875 per month.

     Network consulting and development

  UgoMedia provides an integrated service offering consisting  of strategic  consulting,  design of information  architectures  and
user-interfaces  and  customization  of  software  necessary   to
implement a client's digital communications solutions.

Principal Markets

  The Internet is an important medium for advertisers due to its interactive nature, global reach and rapidly growing audience, as well as the expected increase in online commerce. The Internet also allows advertisers and direct marketers to measure the effectiveness and response rates of advertisements and to track the demographic characteristics of Internet users in real time. The interactive nature of the Internet enables marketers to better understand potential customers, by providing a two-way channel of communication between marketers and consumers. In addition, the great speed at which communication takes place between marketer and consumer over this new Internet channel provides marketers with the added ability to change messages rapidly and cost-effectively in response to customer interests and behavior. The unique capabilities of online advertising, the growth in online traffic and the favorable demographics of Internet users have led to a significant increase in online advertising.

  Although we have generated revenues from the services we provide, we have a limited operating history, and we face all of the risks inherent in the technology and marketing and advertising sectors. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively and complete our services on a timely basis, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could have a material adverse effect on our operations.



PAGE-6-



  (2)  Distribution methods for our products

  Our   strategy   is   to  achieve  high  levels   of   customer
satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1.   Building long-term relationships with clients,

  2.   Maintaining creativity,

  3.   Forming additional strategic alliances and

  4.   Building our brand equity.

     Build long-term relationships with our clients

  We believe that strong, long-term relationships with clients yield significant benefits both to our clients and to our business. The depth and breadth of our client relationships are demonstrated by our integral involvement in developing interactive strategies, including the planning and budgeting process, for our clients. We believe that developing a track record of client satisfaction will contribute to an increase in the amount, scope and complexity of services requested by our clients.

     Maintaining creativity

  UgoMedia seeks to combine full-service interactive marketing solutions with technology expertise to provide innovative solutions to our clients. We consider the latest technologies when developing solutions for our clients. Our solutions take into account the limitations of, and attempt to incorporate hardware and software to maximize, such issues as bandwidth, music and animation enhancements, scalable databases and content administration.

  We intend to continue the development of new service offerings, the establishment of strategic relationships to improve and expand service offerings and the adoption of emerging technologies, including Internet tools, data management solutions and customization technologies. We believe that our innovative approach to digital interactive marketing solutions provides us with a competitive advantage in the emerging digital interactive marketing industry.

     Forming additional strategic alliances

  We will pursue strategic alliances with companies who have established operations and expertise in web design and marketing. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.



PAGE-7-



     Building Our Brand Equity

  We believe that building awareness of the UgoMedia Interactive Corporation brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise exclusively over the Internet and through direct sales. As our operations and cash flow permit, we will begin to implement an advertising campaign consisting of television and print advertising.

  With appropriate networking, advertising and marketing, we plan to differentiate ourselves from the competition, and put our company in a better position to generate increasing revenues. We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  (4)  Competitive business conditions and our competitive position

  We offer a range of services for business computing combined with Internet services and marketing. Computer networks are being connected by databases that interact with websites that generate commerce and communications. We integrate branding and marketing capabilities with data and communications infrastructure services.

  The computer services industry is traditionally static, in that customers prefer to maintain a relationship with a single provider. The primary reason for this is that a client must retrain its employees with every change in technology, which may be costly and time consuming to keep up with. We compete by entering into a relationship with a client through one of our services, then up-sell to other services, which complements the initial service that was contracted for. The client will typically maintain a relationship with UgoMedia rather than risk the potential costs associated with changing service providers.

  The market for our services is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion schedules and reduce prices. We face competition from a number of sources, including traditional advertising and marketing firms, project-oriented interactive marketing firms and information technology service providers. Many traditional advertising agencies have also started to develop digital media and interactive communications capabilities. In addition, our network consulting capabilities compete directly with systems integrators and professional service groups of computer equipment manufacturers.

  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do. Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our digital interactive marketing services and those of our competitors. To the extent we lose clients to our competitors because of dissatisfaction our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.



PAGE-8-



  (7) Trademarks

  We have applied for and are awaiting approval of a trademark registration for our UgoMedia logo. Despite our efforts to control access to our technologies, methods and client information, it may be possible for a third party to copy or otherwise obtain and use such information without authorization, or to develop similar or superior services technologies independently. In addition, effective copyright, trade secret and patent protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights intellectual property rights, to protect our trade secrets, to determine the validity and scope of the rights to technologies of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and, as a result, could have a material adverse effect on our business, financial condition or results of operations.

  (8) Regulation

  The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. UgoMedia must comply with Federal Trade Commission regulations with respect to the marketing of products and services and similar state regulations. In addition, there has had been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive.

  (9) Effect of existing or probable government regulations

  We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations. Although there are currently few laws or regulations directly governing access to or commerce on the Internet, due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, the government has been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance telephone carriers, which could decrease the demand for our services.

  (12) Employees

  We  presently  have 10 full-time and four part-time  employees.
In addition, we utilize two sales persons that are classified as independent consultants and are not considered our employees.

C.     Reports to Security Holders

  (1) Annual reports

  UgoMedia Interactive Corporation intends to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.



PAGE-9-



  (2) Periodic reports with the SEC

  As of the date of this Registration Statement, we have not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully-reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC and our shareholders as required by laws and regulations applicable to fully reporting companies.

  (3) Availability of filings

  The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.     Management's Plan of Operation

Forward Looking Statements

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

  The safe harbors of forward-looking statements provided by the Litigation Reform Act are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

B.     Management's Discussion and Analysis

General

     UgoMedia Interactive Corporation is an Internet design and networking company. The Company's principal business objective is to provide its corporate clients with the advertising, computer networking and communication services
they desire.   The  Company designs, creates and markets the
following core services:

     1.   Marketing & advertising services;

     2. Interactive web site design, development and implementation;



PAGE-10-



     3.   Web site hosting; and

     4.   Network consulting and development.

     Marketing & advertising services

  We provide clients with creative ways of integrating the Internet into their marketing and advertising strategies. Our goal is to assist clients create a corporate image, and to market that image through online marketing and cross-media advertising campaigns. We work closely with our clients and conduct all necessary research and analysis to determine their target audience and identify the appropriate marketing and advertising strategies to utilize. If requested, we help our clients implement those strategies through our own capabilities, or refer the services of another knowledgeable firm.

     Interactive web site design, development and implementation

  We create user-intuitive and navigable web sites based on an examination of a client's business, goals and strategies. Our creative, technical and marketing staff plans, designs and builds web sites to attract our clients' target audiences. Each web site we design is specific to a client's needs, and incorporates the latest software and technology, such as ActionScript, ASP, CGI, ColdFusion, MSP, XML and more. Often, clients that utilize our marketing services contract us to design their web presence.

     Web site hosting

  In addition to developing a client's corporate image, marketing and advertising campaigns and Internet presence, we provide web site hosting services. Our hosting services developed out of the demand from previous web site development clients to provide the ability to host and maintain their sites. These services can be tailored to the size and scope of a client's Internet strategy. We offer web-hosting packages from starter packages priced at $14.95 monthly up to high-end hosting services priced at over $1,875 per month.

     Network consulting and development

  UgoMedia provides an integrated service offering consisting  of strategic  consulting,  design of information  architectures  and
user-interfaces  and  customization  of  software  necessary   to
implement a client's digital communications solutions.

The Company's strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of its business. The Company's strategy includes the following key elements:

  1.   Building long-term relationships with clients,

  2.   Maintaining creativity,

  3.   Forming additional strategic alliances and

  4.   Building our brand equity.



PAGE-11-



     The market for the Company's services is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion
schedules  and  reduce prices.    Some   of  the  Company's
competitors   and   potential competitors   have  longer
operating  histories,   longer   client relationships   and
greater  financial,  management,   technology, development,
sales, marketing and other resources than the  Company does.   To
the extent that the Company loses clients to its competitors because of dissatisfaction with the Company's services, or if the Company's reputation is adversely impacted for any other reason, the Company's future operating
performance  could   be materially and adversely affected.

Results of Operations

For the Year Ended December 31, 2001 Compared to the Period commencing August 22, 2000 and Ended December 31, 2000


                    Year     Period     %         Reasons/Trends
                    ended    ended    change
Revenues           December  December
                      31,      31,
                    2001     2001
----------------------------------------------------------------------
Marketing and                        2647.07%  We attained new clients
Advertising         41,206    1,500            by using Yellow Pages
-----------------------------------------------------------------------
Network Consulting                             We acquired clients and
& Development      180,348        -     N/A    client contracts from
                                                          Digitalink
-----------------------------------------------------------------------
Website Hosting                      328.72       We implemented our
                   172,395   40,212       %    strategy of targeting
                                              higher revenue website
                                                  projects by direct
                                                    selling, network
                                               marketing, and direct
                                                               mail.
-----------------------------------------------------------------------
Website Design and                   1069.15       We cross-sold our
Development         46,427    3,971       %   website design clients
                                                    and hosted their
                                               websites and sold new
                                              accounts in San Diego,
                                                  Ca. as well as Las
                                                          Vegas, NV.
-----------------------------------------------------------------------
Total              440,376   45,683
 ----------------------------------------------------------------------
Cost of Revenues
  Labor                              75.39%  We realized an increase
                     6,223    3,548            in labor costs due to
                                              our need to hire part-
                                              time employees to help
                                                     finalize client
                                                            projects



PAGE-12-



Web Design Costs                     482.32     In accommodating the
                   119,061   20,446       %   new influx of business
                                              we hired new personnel
                                               and also outsourced a
                                                small portion of our
                                                     website design.
  Maintenance                        232.01      Part-time employees
                    12,165    3,664       %       were hired to help
                                              maintain, improve, and
                                              update client projects
  Other                              27.84%  Domain registration and
                    15,463   12,096             general professional
                                               fees were incurred in
                                               the course of growing
                                                    the client base.
-----------------------------------------------------------------------
      Total
                   152,912  39,754
-----------------------------------------------------------------------
Gross Profit
                   287,464  5,929
=======================================================================


We generated $440,376 in gross revenues for the year ended December 31, 2001. Cost of sales for the period was $152,912,
resulting  in  a  gross profit  of  $287,464.   Total  expenses,
comprised primarily of general and administrative expenses, as well as some depreciation and amortization, were $390,835 during the year ended December 31, 2001, compared to $329,699
for the year ended December 31, 2000.   Although stock based
compensation decreased from $326,600 for 2000 to 0 for 2001, this was more than offset by an increase in general and administrative expenses to $384,201 in 2001 compared to $2,403 in 2000 as we ramped up our operations. We expect these expenses to increase as we develop our business plan. We thus experienced a net loss of $128,514 for the 2001 year compared to a net loss of $320,648 for 2000.

          During this year the Company started implementing a new strategy to turn around its main revenue stream by adding new products and services. During the months of July and August the Company began final stage development of a new e-commerce, shopping- cart software, finalized an agreement to create a datacenter within Las Vegas and trimmed down its web design projects, which enabled the Company to focus more on recurring revenue growth using Network Consulting and Hosting services.

     The Company's new e-commerce software consists of a custom coded shopping-cart configuration that includes a custom Microsoft-R- Access-R- or MSQL-R- database. The product is sold as a stand-alone database that integrates with the customers
web  site,  Intranet, and/or   POS  systems.   It  is  designed
for  custom  setup   and maintenance  by  the Company's
technicians, and is portable from server to server. The name, patent and trademark of the product are also being developed. The Company plans to launch its new product in February 2002. Proto-types are now being beta-tested on numerous websites, including the ugomedia.com web site.

During the last quarter we experienced a sharp increase in sales with December being the best month of the year in terms of sales revenues. Management cut costs across the board and was able to increase sales volume in all steams of revenue with website design returning as a main vehicle for revenue growth. Management started seeing a resurgence of design projects starting in October which escalated and continued into December. Management also realized a short decline in hosting revenues and believes it was due to growing competition in the hosting markets. Management has taken steps to become more competitive including lowering hosting prices and adding more features to all hosting packages.



PAGE-13-



Management believes that this will not affect the gross margins of the hosting revenue stream and will allow the flexibility to include higher end services such as collocated and dedicated systems for larger clients and will become much efficient to operate due to software advances such as Citrixr and Microsoftr terminal server which enables remote access and management. Also the market prices for information technology equipment has fallen sharply and management plans to take advantage of this price gap and add more server space along with more marketing reps to fill the space.

Management effectively deployed direct mail marketing in Las Vegas, Nevada and San Diego, California and attained new clientele in both markets. In February the company launched its new ecommerce software named ugoMedia Softproc. The software was beta-tested for three months and is a custom set of scripts and software coding that enables companies to integrate their website into their interoffice accounting system using Quickbooksr and our ecommerce shopping system.

     The Company continues to sign new customers, train its employees and develop new marketing campaigns.

The Company's priorities for the next 12 months of operations are:

  1. Expand its clientele base through marketing and advertising, Internet site, direct sales efforts and personal and business contacts;

  2.   Continue to train the entire staff;

  3.   Developing further strategic relationships;

  4. Develop new customers for e-commerce applications software by implementing the Company's product on its current customers web sites and hosting accounts;

  5. Improve the Company's creative and technical talents and improve its service offerings.

     Expand the Company's clientele base - The Company plans to expand its clientele base by increasing its visibility on and off the Internet. The Company plans to advertise, by placing links to its website on an associate's or client's web pages, search engine keywords, yellow pages, flyer distribution and broadcast faxing. The Company also plans to continue to pursue sales leads, send mailers, hire telemarketing firms and salespeople, encourage word- of-mouth advertising by building client satisfaction and establish long-term relationships with clients.

     Continue to assemble a knowledgeable staff - The Company believes that to manage growth, it must add experienced employees. The Company requires a college degree in their field of endeavor and/or equivalent life experience. The Company intends to recruit from universities, employment agencies and
competitors.    The Company  does  not  anticipate  adding  a
significant  number   of employees  within  the  next 12 months
and only intend to hire personnel as growth and operations demand. However, considering UgoMedia currently employs 10 individuals, the addition of two or three employees may be deemed significant.



PAGE-14-



     Developing strategic relationships - The Company believes that cultivating relationships with entities and individuals potentially provides it access to new sales leads or penetration into markets where the Company does not currently operate. The Company intends to seek strategic ventures or relationships
to  broaden  our operations.    Potential  opportunities  arise
infrequently,   and management  has  no policy dictating
procedures for entering into such relationships and intends to evaluate each on a case-by-case basis. The Company has not entered into any such relationships not already disclosed.

     Develop new customers for the e-commerce applications software - - Management believes that the Company has developed a proprietary software application that has the potential to become a market leader in the e-commerce software market space. Constant changes may or may not happen in this industry, and although management is optimistic at this time, competition in this industry is fierce and could become more populated by competitors. Management has not yet developed a method for future deployment of the software and is currently evaluating the prospective by beta testing and selling to current customers to create a presentation and clientele base for future sales prospects.

     Improve talent and service offerings - Constant improvement and keeping pace with changes in our industry is vital to the Company's business operations. Management encourages employees to seek additional training and to
educate  themselves  about  new technologies.   The  Company
intends  to  develop   training   and educational  programs for
personnel to keep pace with changes in technology. Such programs are in development.

     There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have an adverse effect on its business, results of operations and financial condition. Additionally, intensified competition in the Computer Network Consulting, Internet Services, and E-commerce Software markets could force the Company out of business. If the Company requires more capital, the Company may be required to raise additional capital via a public or private offering of
equity  or  debt.   There  are  no  preliminary  loan agreements
or understandings between the Company, its officers, directors or affiliates or lending institutions. The Company has no arrangements or commitments for accounts and accounts receivable
financing.   There can be no assurance that any such financing
can be obtained or, if obtained, that it will be on reasonable terms.

  Our  revenues were derived solely from the services we provide.
Examples of certain material contracts are as follows:

Date      Customer Name      Services Contracted   One-    Recurring
                                     for           Time    Revenues
                                                  Revenues (if any)
-----------------------------------------------------------------------
9/19/  Vegas Vacations      Web site design,         $    $286/mo
00     1515 E. Tropicana,   development and        4,040  nth for
       #710C                hosting; email set-              24
       Las Vegas, NV 89119  up; search engine              months
                            registration;
                            graphic design



PAGE-15-



-----------------------------------------------------------------------
12/4/  Hygenistonline.com   Web site design,      $5,070  $70/mon
00     1409 Esther Dr.      development and                th for
       Boulder City, NV     hosting; database                12
       89005                development; search            months
                            engine registration;
                            cold fusion
                            programming; CGI and
                            Java scripting;
                            graphic design
-----------------------------------------------------------------------
1/11/  Virgen Advertising   Web site design,      $3,930  $30/mon
01     Corp.                development and                th for
       235 E. Warm Springs  hosting; CGI and                 12
       Rd.                  Java scripting                 months
       Las Vegas, NV 89119
-----------------------------------------------------------------------
2/27/  Wow Technologies     Web site design and   $5,000    Non-
01     Group/               development                   recurri
       Luxcard.com                                           ng
       811 Grier Drive
       Las Vegas, NV 89119

     Gross margin

  Our gross margin for the period from inception through December 31, 2001, as a percentage of revenues was 63.91%. We believe that the costs attributable to the support and maintenance of our staff, such as occupancy, recruiting, and salaries or sales commissions, will increase at a slower rate than the overall growth in our business.

     Liquidity

During  the  year  ended  December  31,  2001,  had  revenues  of
$440,376 and we incurred operating losses of $128,514. In addition, as of December 31, 2001, we had only $31,129 of current cash available. This is only sufficient to meet our needs for the next 6 months. We will need at least $100,000 to continue operations for the next 12 months. Further, in order to implement our planned business and potentially become profitable, we need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated in their audit report dated December 31, 2001 that there is substantial doubt about our ability to continue as a going concern over the next twelve months. Nonetheless, our poor financial condition could inhibit our ability to achieve our business plan.

The   following  tables  provide  a  projection  of  our  current liabilities.


 Description       Payee      July-02 Aug-02 Sept-02   Total

Capital lease  Dell             $       $       $        $
payments for   Financial      334      339     345    3,779
Dell           Services
computers
-------------------------------------------------------------
                                $       $       $    $3,779
                              334      339     345




PAGE-16-



  We entered into a wholesale broker agreement on January 23, 2001 with Digital Impression & Stamper Company, a Utah LLC. DISC manufactures custom multi-media CD-ROMs and DVDs. In the agreement, we will design and develop multi-media marketing programs that are to be digitally mastered and manufactured by DISC for our clients, with exclusivity in the State of Nevada. The average retail sales price per CD-ROM is $0.55, with an average cost to UgoMedia of $0.19 cents per CD-ROM from DISC.
Our aggregate cost to satisfy our obligations with DISC would therefore be $190,000 over the course of one year.

  An overview of the material terms of each contract is as follows:

   Wholesale Broker Agreement with Digital Impression & Stamper
                             Company

  Material   Rights/Payme  Rights/Payme   Conditions  Termination
Obligations   nts Due to    nts Due to    to be Met    Provisions
               UgoMedia        DISC
-------------------------------------------------------------------
DISC to      Deliver CD-   UgoMedia to   UgoMedia     Terminates
provide      ROM and DVD-  purchase      commits to   on January
current and  ROM           products      purchase an  24, 2003.
future       mastering,    from DISC     annual       Either party
products and reproduction  per the       volume of at may
services to  and labeling  catalog of    least        terminate
UgoMedia.    services as   products.     1,000,000    with 30 days
             ordered or                  CDs and/or   written
             requested.                  DVDs with    notice after
                                         the average  term has
                                         order being  expired.
                                         25,000 per
                                         order and a
                                         minimum
                                         order of
                                         5,000 CDs.

 Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 3200 Polaris Avenue, Suites 27, 28 and 29, Las Vegas, Nevada 89102. We sublease this approximately 3,000 square foot office space, on a three-year lease at a rate of $2,642 per month, from a customer. Payment over the term of the lease increase at the following rates:

                                  Dates              Rates
                          ------------------------------------
                            May 1, 2001 through     $2,642.00
                              April 30, 2002

                        May 1, 2002 through April   $2,721.00
                                 30, 2003

                        May 1, 2003 through April   $2,802.00
                                 30, 2004



PAGE-17-



  The  lease will expire on April 30, 2004.  We do not  have  any
additional  facilities.   Additionally, there  are  currently  no
proposed programs for the renovation, improvement or development of the property being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The  following table sets forth as of December 31, 2001 certain information  regarding  the beneficial ownership  of  our  common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

     Name and Address           Shares        Percentage of Shares
                             Beneficially          Outstanding
                                 Owned
    -----------------        ------------      ------------------
  Michel L. Pusateri            966,666              19.75%
  3200 Polaris Ave. Stes.
  27, 28, 29
  Las Vegas, Nevada 89102

  Dennis Szymczak               966,666              19.69%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102

  Michael W. Stapleton          866,666              17.65%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102

  Total ownership by our       2,799,998             57.03%
  officers and directors
  (three individuals)

  Wazny Enterprises,            750,000              15.27%
  Inc.1
  500 N. Rainbow Blvd.,
  Ste. #300
  Las Vegas, Nevada 89107

1. Joseph Wazny is the President of Wazny Enterprises, Inc., which is a current customer of UgoMedia Interactive Corporation.



PAGE-18-



B.   Persons Sharing Ownership of Control of Shares

  No  person  or  entity  other than Michel L.  Pusateri,  Dennis
Szymczak, Wazny Enterprises, Inc. and Michel W. Stapleton owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The   following  table  sets  forth  certain  information  with
respect to each of our executive officers or directors.

            Name        Age          Position           Appointed
         --------       ---      --------------        ------------
         Michael W.      35     President, CEO and      August 22,
          Stapleton                  Director              2000

       Dennis Szymczak   33  Chief Technology Officer   August 22,
                                   and Director            2000

       Michel Pusateri   32  Executive Vice President,  August 22,
                              Chief Operating Officer      2000
                                   and Director

       Edward A. Joyce   57          Director           January 3,
                                                           2001

       Larry D. Woolf    35          Director           January 3,
                                                           2001

B.   Work Experience

  Michael  W.  Stapleton,  President,  CEO  and  Director  -  The
original founder of UgoMedia Interactive Corporation, Mr. Stapleton has more than 15 years of experience in starting, managing and leading technical based businesses that offer services and products. After studying business at Ball State University for two years, Mr. Stapleton left in 1987 to start Indiana Laser Technologies Corporation, a computer software, products and services company that serviced high-end computer customers in Indianapolis. After five years of operations, he sold that company's customer base to Toshiba Corporation. In 1994, he started another company in Las Vegas, Nevada called Stapleton Office Systems, a digital printer and computer services company. For the five years prior to founding UgoMedia Interactive, Mr. Stapleton founded and was the President and CEO for UgoMedia.com, Inc.

  Dennis Szymczak, Chief Technology Officer and Director - Mr. Szymczak owned and operated Digitalink, a computer consulting firm specializing in network set-up and administration of Windows 95, 98, NT, 2000, Linux and Macintosh systems; Windows and web based software development; WAN creation utilizing current connectivity technologies; BPN and Third Client implementation; Integration of multiple platform systems and networks. Prior to starting Digitalink in 1997, He has also worked as a trainer, programmer and systems troubleshooter for Custom Automated System Support and as a supervisor in the service department for The Copy Man.



PAGE-19-



  Michel Pusateri, Executive Vice President, Chief Operations Officer and Director - Ms. Pusateri is the owner and operator of UgoMedia Interactive Corporation. Prior to her work with UgoMedia, she worked as a senior graphic artist with RH Donnelley, National Yellow Page Publishers where she was co-team leader on special projects for the National Department for over one year, including the use of two proprietary applications on both computer platforms, reporting directly to process leaders, team meetings. She graduated Cum Laude from Marywood College in Scranton, Pennsylvania with a Bachelor of Fine Arts in Photography/Graphic Arts Major. Ms. Pusateri was employed by RH Donnelley as National Graphics Team Leader and UgoMedia.com, Inc. as Vice President and COO for the five years prior to joining UgoMedia Interactive Corporation.

  Edward A. Joyce, Director - Mr. Joyce has more than 35 years of experience leading and managing both service and product related businesses. He serves on the faculty as a professor of Management at the University of Nevada, Las Vegas, School for Business and Economics as well as several public and private company boards. For 16 years, Mr. Joyce was an administrator within various proprietary health care groups. Upon leaving proprietary health care, Mr. Joyce developed his own firm that developed and marketed a computerized Acute Hospital Material Management/DRG Software System. Most recently, Mr. Joyce was retained as a strategic planner by PurchasePro.com and Profitscape.com. Mr. Joyce is a candidate for a Doctorate in Public Administration from Arizona State University. He has an MBA from Pepperdine University and undergraduate degrees from the University of Arizona in psychology and chemistry.

  Larry D. Woolf, Director - Over the last five years, Mr. Woolf has been a senior executive with The Navegante Group, Inc., a casino development and management company, recently promoted to Senior Vice President and Chief Operating Officer. Recently, Mr. Woolf has focused on the development of feasibility and market studies, operational assessments, proposals, business strategies, internal controls, as well as finance and administration. As part of the pre-opening marketing team for the MGM Grand Hotel and Casino, Mr. Woolf participated in initial trips to Asia, where he helped the company establish branch offices and identify potential marketing representatives. Lately, Mr. Woolf has assisted the Texas Information Development Commission as a casino operations compliance consultant.

C.   Family Relationships

  Michael W. Stapleton, President and CEO of UgoMedia, and  Debra
Stapleton, Marketing Manager, are married.

  Christopher Stapleton is Michael W. Stapleton's brother.

  Shareholder  Connie Pusateri is the mother of Michel  Pusateri,
Executive Vice President, Chief Operating Officer and Director of
UgoMedia.

Item 6.     Executive Compensation



PAGE-20-



Remuneration of Directors and Executive Officers

  We do not have employment agreements with our executive officers. We continue to have discussions with our attorneys to determine  the  appropriate  terms needed  for  the  creation  of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, all of our executive officers have been drawing salaries since they were appointed to their positions.

                    Summary Compensation Table

                     Annual              Long-Term Compensation
                  Compensation
                 --------------        --------------------------

   Name and    Year  Salary  B   Other Restr   Securi  LTIP   All
   Principal            ($)  o   Annua icted    ties   Payo  Othe
   Position                  n     l   Stock   Underl   uts    r
                             u   Compe Award    ying    ($)  Comp
                             s    n-   s ($)   Option         en-
                             (   satio         s (#)         sati
                             $   n ($)                        on
                             )                                ($)

  Michael W.   2001  42,000  0     0     0       0       0     0
   Stapleton
President, CEO
 and Director

Dennis Szymczak 2001 42,000  0     0     0       0       0     0
     Chief
  Technology
  Officer and
   Director

Michel Pusateri  200  42,00  0     0     0       0       0     0
Executive Vice    1     0
President, COO
 and Director

Compensation of Directors

  There were and are no arrangements pursuant to which any director was compensated in cash for the period from August 22, 2000 to December 31, 2001, for services provided as a director. However, we issued to Messrs. Joyce and Woolf each 100,000 warrants to purchase our common stock in exchange for their services as directors.

Item 7.     Certain Relationships and Related Transactions

     For the period of January 1, 2001 to December 31, 2001, the following services have been rendered to the related parties:



PAGE-21-



                               January 1, 2001    Inception
                                     to             to
                              December 31, 2001   December 2000
                              -----------------   -------------
          UgoMedia.Com           $  24,335          $      -
          024Studio                  1,519             3,200
          Snapdragon Interactive    10,975                 -

     The Company provided website design services to these companies.

     For the period of January 1, 2001 to December 31, 2001, the following services have been received from the related parties:

                                 January 1, 2001  August 22, 2000
                                   to             to
                              December 31, 2001   December 2000
                              -----------------   ---------------
          UgoMedia.Com              $20,190            $    -
          024Studio                  44,494            22,366
          Snapdragon Interactive     16,632             1,075

     These companies provided multi media web site design services for the Company.

   One of the shareholders of the Company was a partner and board member in UgoMedia.Com, which ended operations as of April 1,
2001. This same shareholder also sat on the board of directors of 024Studio and Snapdragon Interactive. Snapdragon Interactive also ended its operations on April 1, 2001.

  From August 2000 through January 2001, we entered into relationships with KSR Advertising, also known as Snapdragon Interactive Corporation, and ugoMedia.com, Inc. Pursuant to these informal relationships, we issued 650,000 shares of common stock to Ed River, principal of the companies in exchange for $650 cash, and 100,000 shares of common stock to Beth Schwartz, principal of the companies in exchange for $100 cash. These shares were issued pursuant to Section 4(2) of the Act.

  024Studio is an Internet applications firm that we provide services to and receive services from. Our President and CEO, Michael W. Stapleton, sits on the Board of Directors for 024Studio.

  On January 8, 2001, we dissolved our relationship with ugoMedia.com and Snapdragon Interactive and their principals. The officers and directors of UgoMedia Interactive Corporation subsequently purchased the shares issued to Ed Rivera from him in a private transaction pursuant to Section 4(1) of the Act. Beth Schwartz retains her 100,000 shares of common stock. We no longer maintain any other relationship with either company or party.

  On April 1, 2001, we agreed to acquire the customers and employees of Digitalink Company; a sole proprietorship owned by Dennis Szymczak, an officer and director of UgoMedia, in an agreement considered to be an asset purchase agreement. Mr. Szymczak has been involved with UgoMedia since its inception as Chief Technology Officer, director and founding shareholder. Mr. Szymczak currently serves as the Treasurer and Chief Financial Officer of UgoMedia. The agreement between Digitalink and UgoMedia was effectuated due to a mutual desire to expand the breadth of services that, individually, each company would be unable to offer.



PAGE-22-



Item 8.     Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of December 31, 2001, we had 4,938,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary about certain provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5.     Your   shares   are   fully  paid  and   non-assessable.
     Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.



PAGE-23-



Warrants

  As a holder of our warrants:

  1. You may exercise warrants at any time after the vesting date and prior to the expiration date;

  2. The number and kind of securities purchasable and price to be paid upon exercise shall be adjusted in the event of certain circumstances as follows:

       a.   Reclassification or merger,
       b.   Subdivision or combination of shares,
       c.   Stock dividends and other distributions,
       d.   Adjustment of number of shares and
       e.   Conversation of shares; and

  3. You are not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise hereof.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to UgoMedia. Section 78.438 of the Nevada law prohibits us from merging with or selling UgoMedia or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the UgoMedia shares, unless the transaction is approved by UgoMedia's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of UgoMedia.









PAGE-24-



                             Part II

Item  1.      Market  for  Common Equity and Related  Stockholder
Matters

A.    Market Information

  There is no current market for our common equity.

B.     Outstanding Options, Conversions and Planned  Issuance  of
Common Stock

  As   of  December  31,  2001,  there  are  345,700  outstanding warrants.  The terms and holders of the warrants are as follows:

Date Issued            Holder           Underlyi    Terms    Exerc
                                           ng                 ise
                                         Shares              Price
--------------------------------------------------------------------
November 1,    Edward Joyce, Director    100,000  Exercisab  $0.10
   2000       3200 Polaris Ave., Ste.              le upon    per
                         28                       issuance   share
              Las Vegas, Nevada 89102               for a
                                                  period of
                                                     two
                                                   years.

November 1,   Larry D. Woolf, Director   100,000  Exercisab  $0.10
   2000       3200 Polaris Ave., Ste.              le upon    per
                         28                       issuance   share
              Las Vegas, Nevada 89102               for a
                                                  period of
                                                     two
                                                   years.

November 1,   NevWest Securities Corp.   145,700  Exercisab  $0.11
   2000        2654 W. Horizon Ridge               le upon    per
                  Pkwy., Suite B-3                issuance   share
              Las Vegas, Nevada 89052               for a
                                                  period of
                                                     two
                                                   years.

C.    Holders

  As of December 31, 2001, we had approximately 74 stockholders of record.

F.    Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos,
Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

  The warrant agent is Michael W. Stapleton, our President and CEO, 3200 Polaris Ave., Suite 28, Las Vegas, Nevada 89102, (702)
876-3004.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.



PAGE-25-



Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On August 22, 2000, we issued 856,666 shares of our common stock with a par value of $0.001 per share to our founding shareholder and President and CEO, Michael W. Stapleton. The shares were issued in exchange for cash totaling $957. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. Mr. Stapleton, being our President and CEO, has intimate and detailed knowledge of our transactional history and has access to all of our books and records.

  On September 28, 2000, we issued 2,443,334 shares of our common stock with a par value of $0.001 per share to officers and employees. The shares were issued in exchange for cash totaling $2,444. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The individuals afforded the opportunity to purchase stock had access to all of our books and records, upon request. As we were incorporated on August 22, 2000, very few transactions had been effected, thus, our records were relatively new leading to the date the shares were issued. In addition, these individuals had intimate knowledge of our operations due to their involvement in building a base of operations from inception. The purchasers are as follows:

                              Purchaser          Amount of Shares
                                                    Purchased
                             ----------           -------------
                           Dennis Szymczak           966,666

                           Michel Pusateri           966,668

                            Beth Schwartz            100,000

                         Caroline O'Connell           50,000

                        Christopher Stapleton        110,000

                            Peter Fioillo             50,000

                            Nick Famitigo            100,000

                           Patrick Larsen            100,000




PAGE-26-



  On September 30, 2000, we issued 150,000 shares of our common stock with a par value of $0.001 per share to one sophisticated purchaser, GoPublicToday.com, Inc. The shares were issued in exchange for services rendered in the amount of $22,500. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act. GoPublicToday.com, Inc. was provided access to all of our corporate records, and as such, was able to make an informed purchase.

  On  November  1,  2000, we issued a total of  345,700  warrants representing underlying common stock to three warrant holders, two of which were and are directors of the Company, pursuant to
Section 4(2) of the Act. The two Directors, as part and parcel of their service to UgoMedia, have access to all of our books and records. NevWest Securities Corporation received warrants in exchange for services rendered as agreed upon in our Agent of the Issuer Service Agreement. In order to perform their services, NevWest was provided with intimate knowledge of our operations and had access to our books and records. The holders and terms of the warrants are as follows:

         Holder            Underly     Terms      Exerc
                             ing                   ise
                           Shares                 Price
------------------------------------------------------------
 Edward Joyce, Director    100,000  Exercisable   $0.10
                                        upon       per
                                    issuance for  share
                                    a period of
                                     two years.

Larry D. Woolf, Director   100,000  Exercisable   $0.10
                                        upon       per
                                    issuance for  share
                                    a period of
                                     two years.

NevWest Securities Corp.   145,700  Exercisable   $0.11
                                        upon       per
                                    issuance for  share
                                    a period of
                                     two years.

  On January 8, 2001, one shareholder sold his entire stake of 650,000 shares of our common stock to three of our officers and directors for cash in the amount the shareholder paid in a private transaction by persons other than an issuer, underwriter or dealer, pursuant to Section 4(1).

  On March 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,457,000 shares of common stock, par value, at a price of $0.10 per share to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is a relative of an office and director of UgoMedia. The offering was sold for $145,700 in cash.

     This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in March 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the March 2001 offering:



PAGE-27-



       a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

          1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

          2.   An investment company; or

          3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

          Facts: At the time of the March 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the March 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.

       b.   Conditions to be met.

          1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

         i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

         ii.In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or

         iii.Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).



PAGE-28-



          Facts: On January 4, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On March 31, 2001, we completed a public offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,457,000 shares of Common Stock to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is related to an officer and director of UgoMedia. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

          2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

            Facts:    The  aggregate  offering  price   for   the
            offering closed on March 31, 2001 was $150,000, of which approximately $145,700 was collected from the offering.

  May, 2001 -- Pursuant to Section 4(2) of the 1933 Securities and Exchange Act, as amended, UgoMedia sold a total of 11,000 shares of its $0.001 par value common stock at $0.50 per share to outside investors. These shares were issued as follows:

     Mr. and Mrs. Donald Smith, 10,000 shares of $0.001 par value common stock in exchange for cash in the amount of $5,000.
     Of the total amount received $10 is considered common stock and $4,990 is considered additional paid in capital.

     Marie Rivenburg, 1,000 shares of $0.001 par value common stock in exchange for cash in the amount of $500. Of the total amount received $1 is considered common stock and $499 is considered additional paid in capital.

  August 8, 2001 -- Pursuant to Section 4(2) of the 1933 Securities and Exchange Act, as amended, UgoMedia issued 20,000 shares of $0.001 par value common stock to Pumpkin Fund I, Inc. in exchange for cash in the amount of $10,000. Of the total amount received, $20 is considered common stock and $9,980 is considered additional paid-in capital.

  We believe that the exemption from registration for these three sales under section 4(2) was available because:

  * There was a previously existing relationship with all purchasers, one of whom was the parents of management and the other two who had known management for more than two years

  *    There was no general advertising and solicitation



PAGE-29-



  * The sole stockholder of Pumpkin Fund I is an accredited investor and Marie Rivenburg is sophisticated in that she owns her own business and has made numerous stock investments in the past.

  * The non-family investors were furnished with full and fair access to all material information about the company before investing, including a placement memorandum and subscription agreement.

  *    The shares will bear a restrictive transfer legand.

These are the only sales made after the closing of the publicly registered 504 offering and the Company is currently not offering any securities for sale.


Item 5.     Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.



PAGE-30-



  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



PAGE-31-



                            Part F/S

Item 1.        Financial Statements














PAGE-32-









                UGOMEDIA INTERACTIVE CORPORATION

                  AUDITED FINANCIAL STATEMENTS

                    DECEMBER 31, 2001 & 2000











PAGE-33-



                            CONTENTS


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

  Balance Sheets - Assets                                   1

  Balance Sheets - Liabilities and Stockholders' Equity     2

  Statements of Operations and Accumulated Deficit          3

  Statement of Changes in Stockholders' Equity              4

  Statements of Cash Flows                                  5

NOTES TO FINANCIAL STATEMENTS                           6 -12








PAGE-34-




                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors
UgoMedia Interactive Corporation

We have audited the accompanying balance sheets of UgoMedia Interactive Corporation (a Nevada Corporation) as of December 31, 2001 and December 31, 2000 and the related statements of operations and retained earnings, changes in stockholders' equity, and cash flows for the periods ended December 31, 2001 and December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UgoMedia Interactive Corporation as of December 31, 2001, and 2000, and the result of its operations and its cash flows for the periods ended December 31, 2001 and 2000, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in 9 to the financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              Chavez & Koch, CPA's, Ltd.

March 20, 2002
Henderson, Nevada



PAGE-35-



                UGOMEDIA INTERACTIVE CORPORATION
                     BALANCE SHEETS - ASSETS
                AS OF DECEMBER 31, 2000 AND 2001

                             ASSETS

                                    12/31/2001  12/31/2000
                                    ----------  ----------
CURRENT ASSETS:
Cash                                       $            $
                                      31,129       13,089
Accounts receivable                   78,209            -
Prepaid expenses                           -       20,375
Due from officer                       1,604            -
                                    ----------------------
Total current assets                 110,942       33,464
                                    ----------------------

PROPERTY AND EQUIPMENT:
Computer software                      1,527       10,445
Office equipment                      34,223            -
Office furniture                       4,580            -
Less - accumulated depreciation      (7,330)        (696)
                                    ----------------------
Total property and equipment, net     33,000        9,749
                                    ----------------------
TOTAL ASSETS                        $143,942      $43,213
                                    ======================

 The accompanying independent auditors' report and the notes to financial statements should be
         read in conjunction with these Balance Sheets.



PAGE-36-F1



                UGOMEDIA INTERACTIVE CORPORATION
      BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY
                AS OF DECEMBER 31, 2000 AND 2001

              LIABILITIES AND STOCKHOLDERS' EQUITY

                                      12/31/2001  12/31/2000
                                      ----------  ----------
CURRENT LIABILITIES:
Accounts payable                       $24,326       $916
Deferred revenue                         8,738          -
Payroll liabilities                     16,392          -
Payroll tax liabilities                  3,462          -
Total current liabilities               52,918        916

TOTAL LIABILITES                        52,918        916
                                       --------------------

STOCKHOLDERS' EQUITY:
Common stock; 20,000,000 authorized;     4,938      3,450
     4,938,000 and 3,450,000 issued
  and outstanding
     as of December 31, 2001 and
  December 31, 2000,
     respectively
     Par value of $.001
Preferred stock; 5,000,000                   -
authorized;
     None issued and outstanding;
  Par value $.001
Additional paid in capital             508,762    349,050
Donated capital                         26,486     10,445
Accumulated Deficit                    (449,162) (320,648)
                                       --------------------

TOTAL STOCKHOLDERS' EQUITY              91,024     42,297
                                       --------------------
TOTAL LIABILITIES AND STOCKHOLDERS'          $          $
EQUITY                                 143,942     43,213
                                       ====================

 The accompanying independent auditors' report and the notes to financial statements should be
         read in conjunction with these Balance Sheets.



PAGE-37-F2



                UGOMEDIA INTERACTIVE CORPORATION
        STATEMENTS OF OPERATIONS and ACCUMULATED DEFICIT
        FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000

                                       12/31/2001  12/31/2000
                                       -----------------------

    REVENUES:
    Services                            $364,129    $36,076
    Maintenance                          76,247       9,607
                                       -----------------------
         Total revenues                 440,376      45,683
                                       -----------------------
    COST OF REVENUES:
    Labor                                 6,223       3,548
    Web design cost                     119,061      20,446
    Maintenance                          12,165       3,664
    Other                                15,463      12,096
                                       -----------------------
         Total cost of revenues         152,912      39,754
                                       -----------------------
    Gross Profit                        287,464       5,929

    EXPENSES:
    General and administrative          384,201       2,403
    Stock based compensation                  -     326,600
    Depreciation and amortization         6,634         696
                                       -----------------------
    Total expenses                      390,835     329,699
                                       -----------------------
    Operating Loss                     (103,371)   (323,770)


    OTHER INCOME (EXPENSES):
    Other income                          3,674       3,122
    Interest income                       2,114           -
    Other expenses                      (30,932)          -
                                       -----------------------
    Total other income (expenses)       (25,143)      3,122
                                       -----------------------

    Loss before taxes                  (128,514)   (320,648)
    Income tax expense                        -        -
                                       -----------------------
    NET LOSS                           (128,514)   (320,648)


    ACCUMULATED DEFICIT, beginning of  (320,648)          -
    period                             -----------------------

    ACCUMULATED DEFICIT, end of period $(449,162) $(320,648)
                                       =======================

    Weighted average number of shares  4,568,860  2,715,242
    outstanding                        =======================

    Net loss per share                $   (0.10)  $   (0.12)
                                       =======================


 The accompanying independent auditors' report and the notes to financial statements should be
   read in conjunction with these Statements of Operations and
                      Accumulated Deficit.



PAGE-38-F3



                UGOMEDIA INTERACTIVE CORPORATION
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE PERIOD ENDED DECEMBER 31, 2001 AND 2000

                  Common Stock   Add'l  Dona    Loss     Total
                                 Paid    ted  Accumula  Stockho
                                  in    Capi     ted     lders'
                                Capita   tal             Equity
                                   l
                 Shares  Value
                 -------------------------------------------------
Issued for cash
August 22, 2000               $       $     $      $    $ 85,667
                 856,666    856  84,811     -      -

Issued for cash
September 28,   2,443,334  2,444  241,889   -      -     244,333
2000

Donated Capital
September 30,          -      -       -  10,445    -      10,445
2000

Issued for
Prepaid Expenses
September 30,    150,000    150  22,350     -      -      22,500
2000

Net Income
December 31,           -      -       -     -  (320,648) (320,648)
2000
------------------------------------------------------------------
Total
December 31,   3,450,000  3,450  349,050  10,445 (320,648) 42,297
2000

Donated Capital
January 31, 2001       -      -       -  16,041    -      16,041


Issued for cash
March 30, 2001  1,457,000  1,457  144,243   -      -     145,700


Issued for cash
May 2, 2001        1,000      1     499     -      -         500
May 4, 2001       10,000     10   4,990     -      -       5,000

Net Loss
December 31,           -      -       -     -  (128,514) (128,514)
2001

Total
March 31, 2001                $       $     $         $        $
                4,938,000  4,938  508,762  26,486  (449,162) 91,024
===================================================================


 The accompanying independent auditors' report and the notes to financial statements should be
      read in conjunction with this Statement of Changes in
                      Stockholder's Equity.



PAGE39-F4



                UGOMEDIA INTERACTIVE CORPORATION
                    STATEMENTS OF CASH FLOWS
           FOR THE PERIODS DECEMBER 31, 2001 AND 2000

                                      12/31/2001   12/31/2000
    CASH FLOWS FROM OPERATING
    ACTIVITIES:
    Net Loss                          $(128,514)   $(320,648)

    Adjustment to reconcile net loss
    to net cash
      from operating activities:
         Depreciation                      6,634         696
         Increase in accounts                              -
    receivable                          (78,209)
         Decrease (increase) in           20,375
    prepaid expenses                                (20,375)
         Increase in due from            (1,604)           -
    officer
         Increase in accounts             23,410         916
    payable
         Deferred revenue                  8,738           -
         Increase in other payables       19,854           -
    Net cash used in operating
    activities                         (129,316)   (339,411)
                                       ---------------------
    CASH FLOWS FROM INVESTING
    ACTIVITIES:
    Computer software                      8,918    (10,445)
    Office equipment                    (34,223)           -
    Office furniture                     (4,580)           -
    Net cash used in investing          (29,885)    (10,445)
    activities                         ---------------------

    CASH FLOWS FROM FINANCING
    ACTIVITIES:
    Stock issuance                         1,488       3,450
    Additional paid in capital           159,712     349,050
    Donated capital                       16,041      10,445
    Net cash provided by financing       177,241     362,945
    activities                         ---------------------

    NET INCREASE IN CASH                  18,040      13,089

    CASH, BEGINNING OF PERIOD
                                          13,089           -

    CASH, END OF PERIOD                  $31,129     $13,089
                                       ---------------------

    SUPPLEMENTAL INFORMATION:
    Interest paid                              $           $
                                               -           -
    Taxes paid                                 $           $
                                               -           -
                                       ---------------------


 The accompanying independent auditors' report and the notes to financial statements should be
    read in conjunction with these Statements of Cash Flows.



PAGE-40-F5



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001


NOTE 1 - ORGANIZATION AND PURPOSE

     Organization and Purpose

     UgoMedia Interactive Corporation (a Nevada corporation) has been organized for the primary purpose of performing services for companies relating to internet web design. The Company is an Internet design and networking company. The Company's principle business objective is to provide clients with the advertising, computer networking and communication services desired. The Company was incorporated in the state of Nevada on August 22, 2000.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     UgoMedia Interactive Corporation's policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions

     There were non-cash transactions which are discussed in Note
     3, 4, and 5.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

     Fixed Assets

     Fixed assets are stated at cost or fair market value of services provided, whichever is more clearly evident.
     Depreciation is computed primarily on the straight-line method for financial statement purposes over the following estimated useful life:


               Software                        5 Years
               Office Equipment                5 Years
               Office Furniture                7 Years



PAGE-41-F6



                  UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Revenue Recognition and Costs of Revenue

     The Company recognizes revenue when the earning process is complete, evidenced by an agreement between the Company and the customer, there has been delivery and acceptable collectibility is probable, and pricing is fixed and determinable. If significant obligations (e.g., rights of return and rework) remain after delivery, revenue is deferred until such obligations are fulfilled.

     In accordance with SOP 97-2, and in conjunction with SOP 81-1 "Accounting for Performance of Construction-type and Certain Production -type Contracts," the Company accounts for certain software development contracts using the percentage of completion method. The amount of revenue recognized is the percentage of total contract price that the direct labor costs expended to date bear to the anticipated final direct labor costs, based on current estimates of the costs to complete. Revenues are deferred if vendor specific objective evidence of fair value does not exist for any undelivered elements. As contracts can extend over one or more accounting periods, revisions in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts that require such revisions become known.

     Maintenance revenues (e.g., web site hosting) are generally billed and recognized ratably over the term of the contract. Service revenues (e.g., network consulting and marketing research) are generally billed monthly. Minimum fees are recognized ratably over the term of the contract. Additional services are billed and recognized as the services are rendered. License fees are generally recognized when the software has been delivered and all significant obligations have been met. Expenses associated with these services are generally recognized in the period they are incurred.

     The Company records deferred revenue for any amounts received in advance of the completion of the maintenance period and for any amounts received prior to their being earned under the percentage of completion method.

     Earnings Per Share Calculations

     Earnings per share for any specific period end is calculated by first determining the weighted average number of shares that were outstanding for the period end. The net income
     (loss) for that period end is then divided by the weighted average number of shares outstanding for that period to arrive at earnings per share. The Company has issued warrants that could potentially dilute basic earnings per share in the future, but these warrants are not included in the current computation of diluted earnings per share because to do so would have been antidilutive for the period ended December 31, 2001.



PAGE-42-F7



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Income Taxes

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no tax deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities. The company has net operating loss carry forwards as follows:

                       Year    Amount    Expiration
                       ---------------------------
                       2000   $ 320,648      2010
                       2001   $ 128,514      2011

     Advertising

     Advertising costs are to be expensed when incurred.
     Advertising expenses for the periods ended December 31, 2001 and December 31, 2000 were $10,971 and $0, respectively.

NOTE 3 - PREPAID EXPENSES

     The prepaid expenses consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. A stockholder has promised to provide future services valued at $22,500 (based on an estimate of the number of hours required multiplied by standard hourly rate and on the cost of similar services provided by other similar service providers) in exchange for 150,000 shares of stock. The future services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and all comment letters received from the NASD. The agreements continue until the Company's securities are qualified for quotation on the over the counter bulliten board.

     The original amount of prepaid services was $62,500. These prepaid expenses have been expensed as the related work is performed. For the period January 1, 2001 through December 31, 2001, all of the consulting fees were earned and expensed. All of the shares related to the prepaid expenses have been issued to the stockholders as of December 31, 2001 and are fully vested and non-forfeitable.



PAGE-43-F8



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

NOTE 4 - FIXED ASSETS

     One of the shareholders donated office equipment which totaled $26,486. Also, the Company has entered into several capital leases; whereby it acquired $18,900 of office equipment. On April 24, 2001, the Company assumed control of several assets from a company previously located at the Company's office location. These assets consisted of office furniture and fixtures. The estimated value of these assets was determined to be next to nothing; therefore there was no consideration given in exchange for these assets and there has been no impact on the financial statements as of December 31, 2001 and for the period then ended.

NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company provides and receives services to and from related parties.

     For the period of January 1, 2001 to December 31, 2001, the following services have been rendered to the related parties:

                                    January 1,     Inception
                                       2001            to
                                        To          December
                                   December 31,       2000
                                       2001
                                   ------------    ----------
          UgoMedia.com                 $24,335            $-
          024 Studio                     1,519         3,200
          Snapdragon Interactive        10,975             -

     The Company provided website design services to these companies.

     For the period of January 1, 2001 to December 31, 2001, the following services have been received from the related parties:

                                    January 1,     Inception
                                       2001            to
                                        To          December
                                   December 31,       2000
                                       2001
                                   ------------   ------------
          UgoMedia.com                 $20,190            $-
          024 Studio                    44,494        22,366
          Snapdragon Interactive        16,632         1,075

     These companies provided multi media web site design services for the Company.

     One of the shareholders of the Company was a partner and board member in UgoMedia.Com, which ended operations as of April 1, 2001. This same shareholder also sat on the board of directors of 024Studio and Snapdragon Interactive. Snapdragon Interactive also ended its operations on April 1, 2001.

     Digitalink Company

     On April 1, 2001, the Company entered into a Plan and
     Agreement of Acquisition with Digitalink Company. Under this Plan and Agreement the Company acquired certain assets consisting of customer lists and the rights to hire certain related



PAGE-44-F9



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

     employees. As consideration for this agreement the Company hired the employees and continued to service the customers.


NOTE 6 - STOCKHOLDERS' EQUITY

     A chronological history of Stockholders' Equity is as follows:

     August 22, 2000 -- UgoMedia incorporated in Nevada. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

     August 22, 2000 -- UgoMedia issued to the sole company founder, Michael Stapleton, 856,666 shares of common stock at
     $0.001 par value in exchange for cash of $956.    These shares
     were fully paid and non-assessable. All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 28, 2000 -- UgoMedia issued 2,443,334 shares to officers and key employees at $0.001 par value in exchange for cash of $2,444. of the Company as follows: All shares were issued in accordance with Section 4(2) of the Securities Act of 1933. Based sales of its common shares for $0.10 during the first quarter of 2001, the Company recorded stock based compensation expense, related to the above issuances, of $326,600 in 2000 for the difference between the estimated fair value of $0.10 per share and the amount paid of $0.001 per share.

     All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 30, 2000 -- UgoMedia issued 150,000 shares of $0.001 par value common stock to GoPublicToday, Inc. in exchange for prepaid services in the amount of $22,500. The fair value of the transaction is based on an estimate of the number of hours required multiplied by standard hourly rates and on the cost of similar services provided by other similar service providers. These shares were issued in accordance with
     Section 4(2) of the Securities Act of 1933.

     January 4, 2001 -- The State of Nevada issued a permit to UgoMedia to sell securities pursuant to UgoMedia's application for registration by qualification of an offering of Common Stock in the state.

     March 31, 2001 -- UgoMedia closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities Act, as amended, whereby it sold a total of 1,457,000 shares of its $0.001 par value common stock at $0.10 per share to outside investors. Of the total number of shares, 1,457,000 shares were issued in exchange for cash in the amount of $145,700 net of offering costs in the amount of $13,450. Of the total cash received, $1,457 is considered common stock and $144,243 is considered additiona paid-in capital. There have been no other issuances of common stock or preferred stock.UgoMedia sold all 1,457,000 shares of its common stock to approximately 67 unaffiliated shareholders, none of whom were/are officers.



PAGE-45-F10



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

NOTE 6 - STOCKHOLDERS' EQUITY (CONTINUED)

     May 7, 2001 -- Pursuant to Rule 504 of the 1933 Securities
     Act, as amended, UgoMedia sold a total of 11,000 shares of its $0.001 par value common stock at $0.50 per share to outside investors.

     August 8, 2001 -- Pursuant to Rule 504 of the 1933 Securities Act, as amended, UgoMedia sold 20,000 shares of $0.001 par value common stock to Pumpkin Fund I, Inc. in exchange for cash in the amount of $10,000.


  NOTE 7 - WARRANTS AND OPTIONS

     As of December 31, 2001, the following 345,700 warrants have been issued to acquire any additional shares of common stock.

          On November 1, 2000, 200,000 warrants were granted to the company directors in lieu of director fees and they were considered vested and exercisable upon receipt. These directors are not employees of the Company. The warrants expire 24 months from the grant date. The purchase price is $0.10 per share upon the exercise of the warrants. Because the value at the date granted was less than the exercise price, there is no aggregate value as of December 31, 2001. No value has been assigned to the services these directors will provide.

          On November 1, 2000, 145,700 warrants were granted to NevWest Securities for their services and lieu of professional fees and they are considered vested and exercisable upon receipt. NevWest Securities is the Agent of Issuer and the professional fees are associated with this service the warrants expire 24 months from the grant date. The purchase price is $0.11 per share upon the exercise of the warrants. Because the value at the date granted was less than the exercise price, there is no aggregate value as of December 31, 2001. No value has been assigned to the services NevWest will provide.


  NOTE 8 - COMMITMENTS AND CONTINGENCIES

     The Company has entered into a 36 month lease commencing on May 31, 2001 and ending on April 30, 2004. These lease payments total $31,704 for May 1, 2001 through April 30, 2002, $32,652 for May 1, 2002 through April 30, 2003 and $33,624 for
     May 1, 2003 through April 30, 2004.


NOTE 9 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company's expenses have significantly exceeded its source of revenue.



PAGE-46-F11



                 UGOMEDIA INTERACTIVE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2001

  NOTE 9 - GOING CONCERN (CONTINUED)

     Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through the sale of stock in various offerings. Management has also taken measures to reduce expenses significantly.


  NOTE 10 - RECENT PRONOUNCEMENTS

     During 2001, the Financial Accounting Standards Board released SFAS 142, which is to be applied starting with fiscal years beginning after December 31, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Currently the Company has no acquired goodwill or other intangible assets; therefore, this standard has no effect on the financial statements when adopted.






PAGE-47-F12



                             Part III

Item 1.      Index to Exhibits

Exhibit    Name and/or Identification of Exhibit
Number

    2      Plan of Acquisition, Reorganization, Arrangement,
           Liquidation or succession
             a.  Plan and Agreement of Merger with Dennis
               Szymczak/Digitalink Company -Rendered as Previously
               Filed

             b.  Agreement with Micor EDC, Inc. - Rendered as
               Previously Filed

    3      Articles of Incorporation & By-Laws
             a.  Articles of Incorporation of the Company filed
               August 22, 2000 - Rendered as Previously Filed

             b.  By-Laws of the Company adopted August 25, 2000 -
               Rendered as Previously Filed

   10      Material Contracts
             a.  Web Development/Hosting Agreement - Vegas
               Vacations 9/19/00 - Rendered as Previously Filed

             b.  Web Development/Hosting Agreement -
               Hygenistonline.com 12/4/00 - Rendered as Previously
               Filed

             c.  Web Development/Hosting Agreement - Virgen
               Advertising Group 1/11/01 - Rendered as Previously
               Filed

             d.  Web Development Agreement - Wow
               Technologies/Luxcard.com 2/27/01 - Rendered as
               Previously Filed

             e.  Wholesale Broker Agreement - Digital Impression &
               Stamper Company - Rendered as Previously Filed

   23      Consent of Experts and Counsel
             Consents of independent public accountants - Rendered as Previously Filed



PAGE-48-



                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

              UgoMedia Interactive Corporation, Inc.
                           (Registrant)

Date:       March 22, 2002


By:          /s/ Michael W. Stapleton
             -------------------------
     Michael W. Stapleton, President, CEO and Director acting as principal executive, principal financial and principal accounting officer.







PAGE-49-